Exhibit (a)(5)(i)

Chairman of the Board of LATAM: “When the JBA with American was rejected, we set off the alarms and decided to look for options.”

Friday September 27, 2019

Author: C. Cabello / M. J. Tapia

Ignacio Cueto reveals that conversations started three months ago and assures that authorization for the operation in the United States will be requested today [September 27, 2019]. Following the departure from Oneworld, LATAM will not participate in other alliances and Cueto assures that this will not affect customers. The commercial agreement with IAG remains active.

The chairman of the board of LATAM Airlines, Ignacio Cueto, emphasized the alliance with Delta, which will acquire 20% of the national airline for US$1.9 billion, as "a very important recognition of what we have been doing for a long time, of our strategy and of our commitment to the region."

"They do things very well there and we are leaders in this region of the world. That made our company interesting and valued by the best company, for us, in the world. Having Qatar and Delta on the board is really a unique opportunity," he added.

How long ago did the negotiations begin?

Three months ago.

Who approached who?

-I've known Ed (Bastian, CEO of Delta Air Lines) for a long time. I have had many conversations with him, but it has been one bank or another who facilitates the encounter. And on one of those occasions, I said 'there is solid ground to continue talking and to look for opportunities', because Delta was very interested in entering this region, they didn't have an important presence in South America, it was the only thing they lacked and I believe that with this they complement their network.

Had you ever been approached before?

-No. We had had conversations as we have had with many people, but not specifically on this subject (...). When we lost 5 to 0 in the Supreme Court (when the JBA was rejected with IAG and American), we set off the alarms and together with the board of directors decided to look for real options. That is when this opportunity appeared.

Where do alliances with American and IAG stand?

-We stopped the processes we had with American. We will continue with IAG, and we hope to continue with our commercial partners, such as British and Iberia. Also with Qantas, who are members of Oneworld. Delta is a member of SkyTeam, so when we leave Oneworld, we are left without alliances and we are going to continue moving forward without alliances.

Will customers be affected by your departure?

No, because when you leave an alliance like this, there is a one-year deadline to continue operating. We believe that entering commercial alliances with the most important airlines is even more valuable than being a part of Oneworld.

What are the expected times?

-First, we have to ask for authorization in the United States, which will be done tomorrow (today [September 27, 2019]). When a U.S. company informs the authority that it intends to make a considerable investment in another country, the authority has to do an analysis on the political situations and the concentration. That takes about 45 days. Once that is approved, the tender offer is triggered in two days. It's a pretty important premium and most of LATAM's shareholders are going to attend, I think.

Now you will have to submit a new JBA application, this time with Delta. Are you confident that this time it will do well?

-In other countries, we have been approved a JBA with American. This time it's going to be simpler, because it's a company that has very little concentration. We are confident that the Chilean authority will accept our arguments to do this not only quickly, but smoothly. Evaluating something like this is a lot easier than others that were more complicated.

How many seats will Delta have in the directory?

-If they buy 20%, they are entitled to two. How many will they put in? I don't know, I’d imagine one for sure, or two too, maybe.

Will you give up a quota?

-Today we have four with Costa Verde, surely we're going to end up with three.

Did you ever consider doing something bigger, like a merger?

-No, because they are not interested and neither are we. The Cueto family wants to continue participating, we are going to make this space for Delta to enter and are going to sell our 20%, but we want to continue participating in the administration, or at least, in the ownership of this company for many more years.

Do you calculate any effects from this operation?

-There are substantial effects on our results, which could be around $250 million a year once everything we're talking about has been implemented. And that has to do with the fact that there are a lot of technological synergies, commercial synergies, the JBA, etc.

 Do you have an estimate of when this might be implemented?

-Everything is going to depend on the JBA in Chile. Either the authority resolves it in a year, or three years, as happened last time. You can expect it to be a little easier, but I prefer not to speculate on that, because last time I speculated and it went badly. But hopefully it will be as soon as possible. Although none of this is subject to the tender offer. If the JBA doesn't come out, we're still partners.

How is the relationship with American after this announcement?

-We began talking to American a few minutes ago, they couldn't find out before. But the airlines have contracts that stipulate leaving. So, it's part of life.

And when will the JBA be implemented with IAG?

-We're going to have to discuss this situation with them as well, but with them we can start soon, outside Chile.

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